February 11, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Re:	Hoth Therapeutics, Inc. Registration Statement on Form S-1 (File No. 333-227772) Concurrence in Acceleration Request

Ladies and Gentlemen:

Laidlaw & Company (UK) Ltd. (“Laidlaw”), as representative of the underwriters for the referenced offering, hereby concurs in the request by Hoth Therapeutics, Inc. that the effective date of the above-referenced registration statement be accelerated to 5:00 P.M. (Eastern Time), or as soon as practicable thereafter, on February 13, 2019, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”). Laidlaw affirms that it is aware of its obligations under the Act in connection with this offering.

Pursuant to Rule 460 under the Act, please be advised that during the period from January 11, 2019 through the date of this letter, copies of the preliminary prospectus, dated January 11, 2019 (the “Preliminary Prospectus”), in connection with the registration statement were distributed (either in print or electronic form) approximately as follows:

Copies to prospective underwriters and dealers:	0
Copies to prospective institutional investors:	20
Copies to prospective retail investors:	100
Total:	120

Copies of the Preliminary Prospectus were available to anyone requesting the same at the offices of the underwriters.

The Representative confirms on behalf of itself and the several underwriters that they have complied with and will continue to comply with Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Sincerely,

Laidlaw & Company (UK) Ltd.

By:	/s/ Hugh Regan
Name: Hugh Regan
Title: Executive Director